

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2014

Via E-mail
Amos Ron
Chief Financial Officer
Vascular Biogenics Ltd.
6 Jonathan Netanyahu St.
Or Yehuda
Israel 60376

> **Re: Vascular Biogenics, Ltd**
> **Registration Statement on Form F-1**
> **Filed June 6, 2014**
> **File No. 333-196584**

Dear Mr. Ron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed June 6, 2014

Dilution, page 64

1. Please clarify that net tangible book value per share at December 31, 2013 reflects the conversion of outstanding preferred shares into ordinary shares as of that date.

Financial Statements, page F-1

Note 8 – Convertible Loan, page F-21

2. We note your response to prior comment five from our letter dated May 23, 2014. Please tell us the authoritative guidance you relied on in your determination that the difference between

the fair value and principal amount of the convertible loan should be treated as a deemed distribution to shareholders.

3. We note the conversion terms of the convertible loan changed as a result of your issuance of the series E preferred stock. Please tell us how you accounted for or will account for the change in conversion terms and the conversion.

Exhibits Index

4. We note that you have removed the Warrant to purchase ordinary shares, dated March 26, 2007, issued to Dror Harats from your exhibits. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Lawrence S. Wittenberg (via e-mail)
    Goodwin Procter LLP